Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Alfa Corporation:

We consent to incorporation by reference in the registration statements (No. 33–77916 and 33–76460) on Form S–8 and (No. 33–83134) on Form S–3 of Alfa Corporation of our report dated March 7, 2006, with respect to the consolidated balance sheet of Alfa Corporation and subsidiaries as of December 31, 2005, and the related consolidated statements of income, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the two–year period ended December 31, 2005 and the related financial statement schedules (Schedules II through V), which report appears in the December 31, 2006 Annual Report on Form 10–K of Alfa Corporation.

KPMG LLP

Birmingham, Alabama

March 13, 2007